4/23


03024039

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4000 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/25/03

82-4000

BALLAD VENTURES LTD.



12-31-02

2002 ANNUAL REPORT

Searching for Gold, Silver and Precious Metals

May 2003

BALLAD VENTURES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Ballad Ventures Ltd. (hereinafter called the "Company") will be held at the offices of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia on June 26, 2003 at the hour of ten o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2002, and the report of the auditor thereon;

2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To determine the number of Directors at four;

5. To elect Directors for the ensuing year;

6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

7. To consider and, if thought fit, to pass Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 12,770,666 shares are issued and outstanding, into 50,000,000 shares without par value, of which 6.385,333 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

   (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

8. To consider and, if thought fit, to pass a Special Resolution that:

   (i) the name of the Company be changed from Balled Ventures Ltd. to Ballad Gold & Silver Ltd. or such other name as the Board of Directors may approve; and

   (ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;

9. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 15th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
ANTHONY J. BERUSCHI
President

0 A

BALLAD VENTURES LTD.

#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT May 15, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 26, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of Members to be held on June 26, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on January 30, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 15, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 12,770,666 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three. Management is proposing to increase the size of the Board to four directors. If this resolution is passed four directors will be elected at the Annual and Special General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Anthony J. Beruschi Vancouver, BC President, C.E.O., C.F.O. and Director	President, Ballad Ventures Ltd.; Barrister & Solicitor	June 30, 1994 to date	517,537
Raymond W. Roland Vancouver, BC Director	Financial Consultant; President, Auterra Ventures Inc.; Previously Senior Manager, Western Canada, Royal Bank of Canada	March 31, 1997 to date	1,240,838
Brian Harris Richmond, BC Director	Principal and Director of DataPower USA Inc.	June 6, 2000 to date	Nil
Andre Pauwels Richmond, BC Vice President, Exploration	Exploration Manager at Cominco Ltd. from 1981 to 2001; Vice President Ballad Ventures Ltd. from March 2002 to present; Self-employed consulting geologist from August 2001 to pre-sent; Vice President of Buck Lake Ventures Ltd. from November 2001 to present.	Nominee	300,000

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Anthony J. Beruschi, Raymond W. Roland and Brian Harris are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Anthony J. Beruschi became the President and Chief Executive Officer of the Company on November 9, 1995. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ending December 31, 2000, 2001 and 2002, being the three most recently completed financial years. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Option/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
ANTHONY J. BERUSCHI President, CEO and CFO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	355,000 Nil 280,000	Nil Nil Nil	Nil Nil Nil	131,906[1] 44,732[1] 120,189[1]

[1] Legal fees, related disbursements, interest and consulting fees paid or accrued to Mr. Beruschi or private companies or firms of which Mr. Beruschi is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officer during the most recently completed financial year ended December 31, 2002.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Anthony J. Beruschi	280,000[1] 75,000[2]	32.81%	$0.10 $0.23	$0.10 $0.25	May 8, 2004 June 11, 2004

[1] Granted to a private company wholly-owned by Mr. Beruschi.
[2] These options were cancelled by Mr. Beruschi on April 9, 2003.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexer-cised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony J. Beruschi	N/A	N/A	280,000[1] (Exercisable)	Nil (Exercisable)

[1] During the fiscal year ended December 31, 2002, 189,333 stock options expired, unexercised.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2002 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance at board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses

reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Raymond Roland	280,000 75,000	32.81%	$0.10 $0.23	$0.10 $0.25	May 8, 2004 June 11, 2004
Brian Harris	40,000	3.70%	$0.10	$0.10	May 8, 2004

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	395,000[1] (Exercisable)	Nil (Exercisable)

[1] During the fiscal year ended December 31, 2002, options to purchase up to 282,999 shares expired, unexercised.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk"), whereby Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2002

Private Placements

Private Placement November 2001

Pursuant to private placement agreements dated November 23, 2001, Anthony Beruschi and Raymond Roland, directors of the Company, each purchased 200,000 units of the Company's securities at a price of $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 for one year. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Messrs. Beruschi and Roland were restricted from trading until February 15, 2003.

Private Placement February 2002

Pursuant to a private placement agreement dated February 5, 2002, Raymond Roland, a Director of the Company, agreed to purchase 350,000 units of the Company's securities at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.25 on or before December 11, 2004. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Mr. Roland were restricted from trading until September 22, 2002.

Private Placement May 2002

Pursuant to a private placement agreement dated May 7, 2002, Raymond Roland, a Director of the Company, agreed to purchase 550,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 on or before December 11, 2004. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Mr. Roland were restricted from trading until April 11, 2003.

Other Related Party Transactions

During the financial year ended December 31, 2002, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. $34,415 in interest charges was accrued to Anthony J. Beruschi, President and a Director of the Company.

2. $102,631 was accrued to Beruschi & Company, a law firm of which Anthony J. Beruschi, President and a Director of the Company, is principal, for legal fees and related disbursements.

3. $36,000 was paid or accrued to Roland Financial Services Ltd., a private company wholly-owned by Raymond Roland, a Director of the Company, for consulting fees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

Share Consolidation and Increase in Authorized Capital

Member approval is being requested to Special Resolutions which would approve a consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings. Management is requesting approval to the consolidation all of the Company's common shares without par value from 100,000,000 shares without par value, of which 12,770,666 shares are issued and outstanding, into 50,000,000 shares without par value, of which 6,385,333 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value.

Further, the members are also being asked to approve the increase of the number of shares which the Company is authorized to issue after the consolidation to 100,000,000 shares without par value.

Change in Corporate Name

Member approval is requested to a Special Resolution which would approve a change in the name of the Company from Ballad Ventures Ltd. to Ballad Gold & Silver Ltd. or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization.

On April 2, 2003, the Company announced a $600,000 private placement of its securities. The private placement is subject to shareholder and regulatory approval of the aforementioned share consolidation.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 15th day of May, 2003.

BALLAD VENTURES LTD.

"Anthony J. Beruschi"
Anthony J. Beruschi
Chief Executive Officer and Chief Financial Officer



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedule B&C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD.	**December 31, 2002**	**03/05/20**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-3116**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	**Director**	**604-669-3116**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	**ANTHONY BERUSCHI**	**03/05/20**
"Ray Roland"	**RAY ROLAND**	**03/05/20**

(Electronic signatures should be entered in "quotations")

BALLAD VENTURES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

10

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Ballad Ventures Ltd.,

We have audited the consolidated balance sheets of Ballad Ventures Ltd. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
May 5, 2003

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773

BALLAD VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS	2002	2001
Current		
Cash	$ 6,927	$ 8,976
Marketable securities		
(Market value: $3,000; 2001: $15,000)	3,000	6,000
Accounts receivable	16,679	11,650
Prepaid expenses	-	1,167
	26,606	27,793
Capital assets – Note 3	4,590	6,143
Resource properties – Note 4	8,982	8,982
	$ 40,178	$ 42,918
LIABILITIES		
Current		
Accounts payable – Notes 5 and 7	$ 312,305	$ 84,100
Long-term debt – Notes 5 and 7	372,912	909,748
	685,217	993,848
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	10,658,152	9,968,152
Share subscriptions	-	15,000
Contributed surplus – Note 6	800	-
Deficit	(11,303,991)	(10,934,082)
	(645,039)	(950,930)
	$ 40,178	$ 42,918

Nature and Continuance of Operations – Note 1
Commitments – Note 6
Subsequent events – Notes 6 and 8

APPROVED BY THE DIRECTORS:

"Anthony Beruschi" ______________________, Director

"Ray Roland" ______________________, Director

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2002 and 2001

	2002	2001
Administrative Expenses		
Accounting and audit – Note 7	$ 35,180	$ 51,375
Amortization	1,553	2,116
Consulting fees – Notes 6 and 7	1,018	57,000
Filing fees	11,217	4,014
Interest – Note 7	57,988	112,144
Legal – Note 7	104,700	33,136
Management fees	30,000	33,724
Office and miscellaneous – Note 7	20,247	40,158
Rent	37,200	37,200
Salaries	8,708	38,385
Shareholder communication	30,000	63,000
Transfer agent	2,790	2,824
Travel and promotion – Note 7	12,785	5,271
Loss before other	(403,386)	(480,3470
Other		
Resource property investigation costs	-	(4,539)
Gain on settlement of accounts payable – Note 5	25,000	169,050
Write-down of marketable securities	(3,000)	-
Recovery of amounts receivable previously writen-off	11,477	-
Net loss for the year	(369,909)	(315,836)
Deficit, beginning of year	(10,934,082)	(10,618,246)
Deficit, end of year	$ (11,303,991)	$ (10,934,082)
Basic and diluted loss per share	$ (0.03)	$ (0.05)

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002 and 2001

	2002	2001
Operating Activities		
Net loss for the year	$ (369,909)	$ (315,836)
Add (deduct) items not affecting cash:		
Amortization	1,553	2,116
Gain on settlement of accounts payable	(25,000)	-
Compensation expense	800	-
Write-down of marketable securities	3,000	-
	(389,556)	(313,720)
Changes in non-cash working capital items related to operations:		
Accounts receivable	(5,029)	23,073
Prepaid expenses	1,167	958
Accounts payable	(283,631)	206,694
	(677,049)	(82,995)
Investing Activities		
Option proceeds – resource properties	-	62,089
Deferred exploration expenditures	-	(8,126)
	-	53,963
Financing Activities		
Issuance of common shares for cash	690,000	-
Share subscriptions	(15,000)	15,000
	675,000	15,000
Decrease in cash during the year	(2,049)	(14,032)
Cash, beginning of year	9,976	23,008
Cash, end of year	$ 6,927	$ 8,976
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 Nature and Continuance of Operations

The Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At December 31, 2002, the Company has a working capital deficiency of $285,699. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia. On November 16, 2001, the Company consolidated its capital stock on a 3:1 basis and changed its name from Ballad Enterprises Ltd. to Ballad Ventures Ltd. The Company's shares are listed for trading on the TSX Venture Exchange.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

(e) Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

(f) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

(i) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2002	Net Carrying Amount 2001
Computer equipment	$ 17,508	$ 15,234	$ 2,274	$ 3,248
Office equipment	6,310	3,994	2,316	2,895
	$ 23,818	$ 19,228	$ 4,590	$ 6,143

Note 4 Resource Properties

TVX Concessions, Peru

The Company entered into an agreement to acquire all the shares and assets of TVX Minera Del Peru S.A. dated February 26, 1997. The assets consisted of thirty-five mining concessions comprising 31,000 hectares located throughout Peru. Prior to December 31, 1999, management of the Company abandoned thirty-one of these mining concessions. During the year ended December 31, 2000 management of the Company abandoned two mining concessions and wrote-off costs associated with these concessions totalling $377,346. At December 31, 2002, the Company has maintained two of the original thirty-five mining concessions.

	2002	2001
Balance, beginning of year	$ 8,982	$ 62,945
Option proceeds	-	(62,089)
Geological consulting	-	8,126
Balance, end of year	$ 8,982	$ 8,982

Note 4 Resource Properties – (cont'd)

The Company entered into a memorandum of understanding, dated March 29, 2001 with Cominco Peru (Cominco) whereby Cominco may earn up to a 65% interest in the TVX Concessions, Peru by making cash payments totalling US$240,000 and incurring exploration expenditures of US$650,000. During the year ended December 31, 2001, Cominco paid US$40,000 to the Company. On October 25, 2002 Cominco terminated the agreement.

Note 5 Long-term Debt

During the year ended December 31, 2002, the Company entered into debt deferral agreements with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding in the amount of $372,912 to June 30, 2004. The debts are unsecured and interest free until June 30, 2004.

On January 14, 2002, the Company entered into a debt settlement arrangement with a creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settled amount of $125,000 until January 15, 2004. The Company recorded a gain of $169,050 on this settlement during the year ended December 31, 2001. Included with the settlement terms was a further reduction of the debt for $100,000 if paid prior to July 30, 2002. During the year ended December 31, 2002, payment of $100,000 was made to the creditor and the Company recorded a gain on settlement of accounts payable of $25,000.

Note 6 Share Capital – Note 8

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2000		20,462,000	9,968,152
Share consolidation (1 new share for 3 old shares)		(13,641,334)	-
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152

Note 6 Share Capital – Note 8 – (cont'd)

Commitments:

Share Purchase Warrants

At December 31, 2002, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	February 15, 2003
2,000,000	$0.10	May 22, 2004
1,950,000	$0.25	December 11, 2004
5,950,000		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of December 31, 2002 and December 31, 2001 and changes during the years ending on those dates is presented below:

	December 31, 2002		December 31, 2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	597,367	$1.20	612,367	$1.20
Granted	1,082,066	$0.12	-	
Expired/cancelled	(597,367)	$1.20	(15,000)	$0.90
Options outstanding and exercisable at end of year	1,082,066	$0.12	597,367	$1.20

Note 6 Share Capital – Note 8 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following table summarizes information about stock options outstanding at December 31, 2002:

Exercise Price	Outstanding	Expiry
$0.10	90,000	February 4,2006
$0.10	792,066	May 8,2004
$0.23	200,000	June 11, 2004
	1,082,066	

As disclosed in its accounting policy note, the Company does not record compensation expense on the granting of stock options for employees.

Compensation expense of $800 associated with an option granted to a non-employee during the year ended December 31, 2002 has been recorded in the financial statements as consulting fees expense. The stock compensation expense associated with employees and directors' options, not recognized in the financial statements is disclosed in the pro forma amounts below:

	As Reported	Fair Value Of Options Granted	Pro forma
Net loss	$(296,772)	$(111,562)	$(408,334)
Basic and diluted loss per share	$(0.03)		$(0.04)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2002
Risk-free interest rate	2.53%
Dividend yield	-
Expected stock price volatility	192%
Weighted average expected stock option life	1.79 years

Note 7 Related Party Transactions

During the years ended December 31, 2002 and 2001, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2002	2001
Accounting	$ -	$ 29,025
Consulting fees	36,000	36,000
Interest	34,415	25,567
Legal	97,491	19,165
Office and miscellaneous	-	16,862
Travel and promotion	5,141	-
	$ 173,047	$ 126,619

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2002, accounts payable includes $110,966 (2001: $3,877) due to directors of the Company and companies controlled by directors of the Company.

At December 31, 2002, long-term debt includes $360,981 (2001: $544,552) due to directors of the Company and companies controlled by directors of the Company.

Note 8 Subsequent Events

Subsequent to December 31, 2002:

a) the Company announced that it has agreed to a private placement of 6,000,000 units at $0.10 per unit. Each unit will be issued after a proposed two for one share consolidation. Units will consist of one post-consolidation share and one two-year share purchase warrant. Each warrant and $0.10 entitles the holder thereof the right to acquire one additional common share. The private placement is subject to regulatory approval;

b) the Company cancelled 75,000 share purchase options exercisable at $0.23 per share and 200,000 share purchase warrants exercisable at $0.10 per share; and

c) 2,000,000 share purchase warrants exercisable at $0.10 and outstanding at December 31, 2002 expired unexercised.

BALLAD VENTURES LTD.
YEAR END REPORT
for the year ended December 31, 2002

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 7 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Securities issued during the period:

Date	Type of Security	Number	Price	Proceeds	Consideration
Feb. 21/02	Private placement	2,000,000	$0.05	$100,000	Cash
May 22/02	Private placement	2,000,000	$0.10	$200,000	Cash
Dec. 11/02	Private placement	1,950,000	$0.20	$390,000	Cash
		5,950,000			

   b) Summary of options granted during the period:

Date	Number	Optionee	Exercise Price	Expiry Date
Feb. 8/02	90,000	Andre Pauwels	$0.10	Feb 6/04
May 8/02	280,000	Virgin Ventures Ltd.	$0.10	May 8/04
May 8/02	280,000	Raymond Roland	$0.10	May 8/04
May 8/02	40,000	Brian Harris	$0.10	May 8/04
May 8/02	20,000	Andre Pauwels	$0.10	May 8/04
May 8/02	172,066	Employees	$0.10	May 8/04
Jun. 11/02	75,000	Anthony Beruschi	$0.23	Jun. 11/04
Jun. 11/02	75,000	Raymond Roland	$0.23	Jun. 11/04
Jun. 11/02	50,000	Employees	$0.23	Jun. 11/04
	1,082,066			

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
   - See Note 6 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
   - See Note 6 to the consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
   - See Note 6 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
   - Nil

5. List the names of the directors and officers:

Anthony Beruschi, Director and President
Raymond Roland, Director and Corporate Secretary
Brian Harris, Director
Andre Pauwels, Vice-President, Exploration

Schedule C: Management Discussion
- See attached

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
QUARTERLY REPORT
for the period ended December 31, 2002

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru The Issuer is an exploration company. It does not have properties in production and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the year ended December 31, 2002, Ballad incurred a net loss of $ 369,909 ($ 0.03 per share), as compared to a loss of $315,836 ($ 0.05 per share) for the year ended December 31, 2002.

RESOURCE PROPERTIES

The Issuer is currently actively reviewing the potential acquisition of interests in properties with *precious metals potential. Recognizing the strengthening of gold prices and current world economic* outlook, of particular interest to the Issuer is properties with high Gold and Silverexploration potential in the United States, Canada and South America. .In South America the Issuer has conducted exploration in Peru, Venezuela and Brazil and has extensive contacts in Chile and Argentina.

As at December 31, 2002, The Issuer held interests in two resource properties in Peru, the Roberto and Freddy base metal exploration properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997. The Issuer is actively seeking joint venture or other partners for the further exploration and development of these two properties.

In March 2001, the Issuer entered into a memorandum of understanding with Cominco Peru ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payments totalling US $ 240,000 and incurring cumulative exploration expenditures of $ 650,000 US. In November 2002, Cominco advised they were no longer pursuing an interest in the properties and the joint venture has been cancelled. Exploration results were positive and the Issuer has been approached by a number of mining and exploration companies to explore these properties.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation in July 2001, to provide investor relation services at a monthly remuneration of $2,500.00.

RELATED PARTY TRANSACTIONS

For the year ended December 31, 2002, the Issuer incurred $173,047in related party transactions, as compared to $126,619 for the year ended December 31, 2002. Related party transactions are described in Note 7 to the financial statements.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations. The Issuer completed three private placements (pre-consolidation) during the year ended December 31, 2002 of 2,000,000 units at $0.05; 2,000,000 units at $0.10; and 1,950,000 units at $0.20 as more particularly described in the Issuer's audited financial statements for the year ended December 31, 2002. The Issuer's recently announced $600,000 financing is scheduled to close following the Issuer's Annual General Meeting and acceptance for filing of the Issuer's proposed share consolidation by the TSX Venture Exchange.

OUTLOOK

The Issuer is actively reviewing a number of gold and silver prospects in various regions for acquisitions and subsequent exploration. The Issuer intends to increase operations and resume active exploration by significantly increasing its review and consideration of exploration targets with what it considers to be significant exploration potential. In doing so the Issuer intends to utilize its existing contact and information base on South American Properties. In order to fund operations the Issuer has announced a $600,000 financing following a two old shares for one new share consolidation. The Issuer also plans to change its name to "Ballad Gold and Silver Ltd." to better reflect its business direction and interests.

Ballad Ventures Ltd.

ANNUAL INFORMATION FORM

November 25, 2002

BALLAD VENTURES LTD.
(the "Issuer")

ANNUAL INFORMATION FORM
for its financial year ended December 31, 2001
containing information as at June 30, 2002

TABLE OF CONTENTS

ITEM 1: CORPORATE STRUCTURE

Name and Incorporation

The Issuer was incorporated on August 22, 1967 under the *Companies Act* (British Columbia) under the name Morning Star Mines Limited (N.P.L.) with authorized capital of 5,000,000 shares without nominal or par value, by the registration of a Memorandum of Association and Articles of Association.

On August 8, 1979, the Issuer cancelled 638,000 escrow shares decreasing the capital to 4,362,000 shares without par value. The Issuer also converted from a specially limited company to a limited company and changed its name to Morning Star Mines Ltd. On June 23, 1981, the Issuer adopted new Articles. On April 27, 1982 the Issuer changed its name to Morning Star Resources Limited. On February 4, 1991, the Issuer consolidated its share capital on the basis of 1 new share for every 3 old shares and increased its post-consolidation authorized capital to 100,000,000 common shares without par value and changed its name to Ballad Enterprises Ltd. On October 22, 1996 the Issuer cancelled 135,000 escrow shares reducing its authorized capital to 99,865,000 common shares without par value. Shareholders of The Issuer approved the share consolidation and name change at the Company's Extraordinary General Meeting held on April 5, 2001. On November 16, 2001, the Issuer consolidated its share capital on the basis of 1 new share for every 3 old shares, increased its post-consolidation authorized capital to 100,000,000 shares without par value and changed its name to Ballad Ventures Ltd.

Intercorporate Relationships

As at June 30, 2002 the Issuer was the beneficial owner of 100% of the voting securities of the following corporations:

Name of Subsidiary	Place of Incorporation
Balad Exploration S.A.	Peru
Ballad Enterprises del Peru S.R.L.	Peru
Balad Minera del Peru S.A.	Peru
TVX Minera del Peru S.A.	Peru
Ballad Technologies Ltd.	British Columbia
Ballad Minerals Ltd.	British Columbia

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

General

The Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer is targeting gold/silver/platinum -group properties in the Americas for acquisition and several precious metal projects in Canada, the United States and Peru are being reviewed aggressively by the Issuer. The Issuer does not have properties which are in production and, consequently, the Issuer does not have operating income or cash flow from its resource operations.

RESOURCE PROPERTIES

As at June 30, 2002, the Issuer held interest in two resource properties in Peru, the Roberto and Freddy properties located in the Peruvian department of Huancavelica. These property areas were acquired with other property areas from TVX Gold Inc. in 1997.

Due to market conditions and increased carrying costs associated with increased fees payable to the Peruvian government, the Issuer has written off the balance of its Peruvian properties and allowed these areas to lapse in June 2001.

In March, 2001, the Issuer entered into a memorandum of understanding with Cominco (Peru) SRL now a wholly owned subsidiary of Teck Cominco Limited ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payment totalling US$240,000 and incurring cumulative exploration expenditures of US$650,000 staged over 5 years. Teck Cominco completed the first year's work commitment and is engaged in the second year of the option agreement. Teck Cominco conducted work on the property for two years and on October 25, 2002 advised the Issuer they were relinquishing their option. See a discussion of the work conducted below.

The Issuer's principal mineral property interests consist of the following:

Principal Properties

Roberto and Freddy Concessions

Interest and Location

The Issuer's wholly owned subsidiary, Balad Minera del Peru S.A. since the expiry of TVX's buy-back right on May 15, 2000, holds a 100% right, title and interest in and to the Roberto and Freddy concessions.

The Roberto property covers 1,000 hectares and is located approximately 16 kilometres northwest of Huancavelica within the central Andes of south-central Peru. The Freddy Concession is located east of the Roberto concession. The area has a rich mining history and has produced silver, lead, zinc, copper, antimony and mercury since the middle 1500's from the Julcani, Sta. Barbara, Huancavelica, Pucara, Huando, Caudalosa, and Tinyaclla mining districts. Several producing and past-producing polymetallic mines are located around the Roberto property including the Minas Orjo, Llucllucha, Pucapata and Fugitiva located to the west and the north-west of the concession, as well as the Martha, Luna de Plata, and Mi Peru mines located to the southeast.

The Roberto concession contains widespread polymetallic mineralization and has the potential to host vein, shear, breccia and/or carbonate replacement mineral deposits. A hydrothermal-epithermal disseminated, low-grade precious metal occurrence or deposit is also a possibility for the property area.

The Roberto claims are particularly will situated as outlined in the technical report prepared by E. McCrossan, P.Geo and Andre M. Pauwels, P.Geo., and included herein. The property is reachable by road from Hauancavilica, a distance of 30 km. The national Peruvian electric power grid is within 20 km of the property and the Lima-Huancavelica railroad passes 14 km east of the property. Immediately to the south of the Roberto property, less than 1 km from the Ponciano showings, is the Martha Mine, a former producer (150 tons per day, 1950-80) of silver, lead and zinc. Adjacent and to the north of the Roberto claim are properties being explored by Peñoles of Mexico, the world's top producer of silver.

In 2001 Cominco optioned the property, as outlined in the McCrossan Pauwels technical report and has since conducted detailed geological mapping, rock and soil sampling, airborne and ground geophysics. The main result was the delineation of a large area of skarn-style alteration with 11 showings of zinc, silver and lead in three areas of the Roberto property. The best channel sample

values reported by Teck Cominco were: 9.5% zinc, 141 g/t silver and 7.9% lead over 3 m at the Ponciano showing. In the same Ponciano area two geophysical conductors, 300 and 400m long and potentially caused by massive sulphide mineralization, were located. Subsequent to the McCrossan Pauwels technical report, in 2002 Teck Cominco drilled 5 percussion holes. The holes targeted for various styles of mineralization. Two of the holes targeted electromagnetic conductors and one of these intercepted a short and un-mineralized interval with 25% pyrite. All holes intercepted 3 to 60 m long intervals with low grade zinc (0.1 to 0.38%) and or copper mineralization (0.15 to 0.24%). Best silver grades found were in hole COO1: 31.4 g/t over 12 m from 29.5 to 41.5 m. Teck Cominco exploration expenditures exceeded C $250,000 over a 2 year period.

On October 25, 2002, Teck Cominco advised the Issuer that they were relinquishing their option. The Issuer is pleased with the quality and thoroughness of Teck Cominco's 2 years of exploration work. Ballad notes that only a small part of the mineralized areas identified have been covered by electromagnetic surveys and that long lengths of conductors identified by Teck Cominco have not been drill tested to date. Ballad believes that the property has superior potential for a medium sized, but high grade, silver deposit in massive sulphides associated with skarn.

The next step for exploration should be completing ground electromagnetic surveys over 2/3 of the skarn zones not covered by Teck Cominco and drill test electromagnetic conductors not yet tested.

THE ROBERTO AND FREDDY CONCESSIONS ARE WITHOUT A KNOWN BODY OF COMMERCIAL ORE AND PROGRAMS PLANNED BY THE ISSUER ARE AN EXPLORATORY SEARCH FOR ORE.

ITEM 3: NARRATIVE DESCRIPTION OF BUSINESS

General

The Issuer is a mineral resources exploration company with its principal mineral property interest being the Roberto I Concession; Huancanvelica Department, Peru.

Mineral Property

The Roberto I Concession is the subject of a report entitled "Geological Mapping, Geochemical Sampling, Geophysical Surveys, Roberto I Claim, Huancanvelica Department, Peru" jointly prepared by Ed MCrossan, P.Geo and Andre M. Pauwels, P.Geo and dated the 2nd day of August, 2002 (the "Report"). The full text of the Report as prepared by Messrs. McCrossan and Pauwels follows:

Technical Report

Roberto 1 Claim, Huancavelica Department, Peru

Summary

The Roberto property is situated to the northeast of the village of Tinyacclla in the districts of Nuevo Occoro y Huando of the province and in the department of Huancavelica. The elevation ranges from 4000 to 4,500 meters above sea level. The claims are the property of Ballad Ventures Ltd. and are held under an option agreement by Cominco (now Teck Cominco Ltd.). In 1997 and 1998 Ballad Enterprises Ltd (a predecessor company to Ballad Ventures Ltd.) did reconnaissance geology and rock sampling of the property. In 2001 Teck Cominco optioned the property and during 2001 did a first phase of evaluation of the mineral potential of the claim. Exploration work consisted of: geological mapping, geochemical sampling of soils and rocks and a magnetic and electromagnetic ground survey of the southern part of the Roberto Claim.

The area of the Roberto claims is part of the belt of polymetallic (Zn-Cu) skarn and replacement deposits of Huancavelica-Pucacaja-Martha and is underlain by carbonates of the Pucara Group. The Pucara Group is intruded by stocks, dykes and sills of porphyritic diorites and monzonites of Upper Tertiary Age. Some of these intrusions have associated skarn alteration with weak base metal mineralization. There are also numerous narrow polymetallic veins that are distal expressions of the Skarn-CRD system in the area.

Three zones of interest have been identified on the Roberto Claim. These are in decreasing order of importance: Ponciano, Oscar and Raquel. These three areas have similar geology characterized by narrow zones of proximal exoskarn composed of garnet-pyroxene enveloped by a distal zone of marble with calc-silicates and recrystallized limestone. In all these cases there is elevated geochemistry of Zn, Cu and Pb. The zone of Ponciano is the extreme northerly extension of the mineralization of Tinyacclla and measures 1.3 by 1 km with zones of disseminated mineralization and mineralization in structures. The best mineralized structure (Ponciano) has 9.5% Zn, 7.9% Pb, 141 g/t Ag over 3 m. This last mineralization is associated with a soil anomaly with highly anomalous values of Zn, Pb and Cu. The area of Ponciano also exhibits 2 weak electromagnetic conductors, respectively 400 and 300 meters long. These conductors are located on the edge of a magnetic high and within the area of the highest metal values in soils. Drilling is recommended to test the Ponciano area especially the electromagnetic conductors.



Peru
N
Trujillo
Lima
Huanayo
Roberto
Hauncavelica
0 km
500 km
Scale
BALLAD VENTURES LTD.
Location
Roberto
Peru
July 2002
Figure 1

Introduction and Terms of Reference

This summary report is part of the Annual Information Form for Ballad Ventures Ltd for 2002 and was prepared along the guidelines of National Instrument 43-101 Standards of Disclosure for Mineral Projects, BC Securities Commission, January 2002-07-15.

This report is a summary of technical data on the Roberto claim. The main source is an Exploration report prepared in early 2002 by M. Montoya, Senior Geologist for Cominco (Peru) S.R.L., the Peruvian Subsidiary of Teck Cominco Limited and technical reports for Ballad Ventures Ltd. written by E. Cox and E. McCrossan in 1997 and 1999 respectively. Teck Cominco has an option agreement with Ballad Ventures Ltd to acquire a 65% interest in the property and executed exploration in the fall of 2001 as one of the conditions to that option agreement. Teck Cominco submitted to The Issuer a detailed technical report in Spanish (Montoya, M e.a. 2002) of their exploration work. The following text is largely a translation of the text of the Report by M. Montoya and translated citations are in italics and marked at the chapter headings. Maps enclosed in this report were derived from data and maps from the same report.

This report is coauthored by Ed McCrossan, P.Geo, and Andre Pauwels, P.Geo. E. McCrossan, as an employee of Ballad Enterprises Ltd, a predecessor to Ballad Ventures Ltd, visited and examined the property in April 1999 and at that time completed a technical report on rock sampling and geology on the property. Andre Pauwels reviewed the 2001 work of Teck Cominco and discussed the results with the Teck Cominco people involved in the property work including: Manuel Montoya, Senior Geologist and project supervisor, Scott Monroe, Geologist and Country manager, and Mike Richard, Senior Geologist. Andre M. Pauwels personally has known these individuals for respectively 10, 9 and 4 years and has full confidence in their professional qualifications and that the procedures and work methods used satisfy the standards necessary for technical work. Andre M. Pauwels translated from Spanish the sections of Montoya's 2002 Report cited below. Both authors contributed to the redaction of this report and endorse its conclusions and recommendations.

Property Description and Location

The property consists of the Roberto 1 claim (denuncio) with registration number (Codigo) 01-03255-96 and is 100% owned by Ballad Ventures Ltd. The Issuer acquired the property from TVX del Peru in 1996. The area of the claim measures 1000 HA. The property is located in the high Andes, southeast of the capital city of Lima in Central Peru in the Department of Huancavelica near the village of Tinyacclla. The UTM coordinates of the centre of the claim are: 8,602,000 N and 492,500 E. To keep the claim in good standing fees have be paid yearly to the Peruvian authorities. A recent receipt of such payment was inspected. Cominco(Peru) S.R.L., now a fully owned Peruvian Subsidiary of Teck Cominco Ltd, concluded an exclusive option agreement with Ballad in March 001 to acquire a 65%


N
Marjanga
Tinyaclla
8600000mN
491000mE
Legend
Tertiary volcanics
Sandstone (Gollarisquizga FM)
Limestone (Condorsinga FM)
Shale, Limestone (Aramachay FM)
Limestone (Chambara FM)
Intrusions
Quaternary Sediment
Inferred thrust fault
Road
Town
Ballad claim outline
Ballad Ventures Ltd.
Roberto Property
Regional Geology
Scale: 1:60000
July 2002
Digitized by: JDB
Figure 2

interest in the property by paying US $ 240,000 cash and doing US $ 650,000 worth of work staged as follows:

	Cash per year	Cumulative Work
At signing	20,000	
Before Nov 30, 2001	20,000	50,000
Before Nov 30, 2002	20,000	120,000
Before Nov 30, 2003	20,000	220,000
Before Nov 30, 2004	30,000	370,000
Before Nov 30, 2005	30,000	650,000

The location of the claims is illustrated on Figures 1 and 2

Accessibility, Climate, Local Resources, Infrastructure and Physiography
(translated from M. Montoya e.a., 2002)

The Roberto and Freddy properties are located northwest and west of the village of Tinyacclla in the districts of Nuevo Occoro and Huando in the province and department of Huancavelica, map sheet Coniaca (26-m) Fig 1. The UTM coordinates of the centre points respectively are 8,602,000N/492,500E and 8,599,000N/499,500E respectively, with elevation from 4,000 to 4,500 above sea level. The properties are accessible from Lima by road via Lima-Huancayo-Huando-Tinyacclla, a distance of 450 km, and taking approximately 10 hours with a 4by4 truck. From Huancayo the travel time is 3.5 hours. From Huancavelica there are 2 access routes. The first is via Huancavelica-Conaycasa-Tinyacclla, and takes approximately 1.5 hour. The second route is via Huancavelica-Pucacaja-Tinyacclla and takes 1 hour. Another important access route is the rail line Lima-Huancayo-Huancavelica that passes at about 14 km to the east of Tinyacclla and Roberto.

The area is part of the dissected Altiplano at the eastern flank of the Western Cordillera of Central Peru. The morphology is moderate to steep with elevations ranging from 4,000 to 4,500 meters above sea level. The climate is cool year round with temperatures between +20 deg. and -5 deg., with a marked period of rain, snow and electrical storms from November to March and more temperate climate with rare precipitation from April to October. In the area there is sufficient water supply in the rivers Tambopata, Occoro and local lakes. Electric energy is available at about 20 km distance at the hydro-electrical Plant of Mantaro that provides a high tension line to Lima. Locally there is an electrical grid to the village of Tinyacclla and a line is projected to Tambopata via Roberto. The vegetation of the area is characteristic of the Puna, with pasture for lama's, alpacas and sheep in areas of low relief. Vegetation is sparse in areas of steep relief and in the highest areas.

History (translated from M. Montoya e.a. 2002)

There is little evidence of exploration work in the Roberto area prior to Ballad's involvement in 1996, *with the exception of a few adits and small pits in some of the mineralized structures around the Ponciano zone. Immediately to the south of Roberto are the Marta claims of the Lopez family. At Marta there are many adits and pits at surface and evidence of underground workings related to small scale production (at about 150 t/day with a plant capacity of 200 t /day) coming from several veins with an average grade of 4.5% Pb, 4.1% Zn, 4 oz/t Ag. This production occurred from 1950 until 1980 and ceased because of social problems and because of lack of capital by the owners. At this time the mine is being rehabilitated by a third party that has the right to explore and mine for a period of 4 years until early 2001. At Roberto there are some*

shallow pits and workings mainly in veins (Ponciano, Cuatro Ases etc...) that were also worked by the Lopez family. There are no technical reports available for exploration work on Roberto previous to 1997.

Geological Setting (translated from M. Montoya e.a, 2002)

The Roberto area is part of the polymetallic belt of Huancavelica and is underlain by carbonates of the Pucara Group of Lower Triassic age (Chambará, Aramachay and Condorsinga Formations) that locally form the Tinyacclla anticline with a NW-SE axis. This anticline is cut in its axial zone and on its eastern flank by transverse extension and vertical faults and fractures striking NE-SW, E-W and NW-SE. The sequence has been intruded by several apophyses and stocks of porphyritic diorite and monzonites that caused aureoles of alteration of skarn-marble and locally polymetallic mineralization of prospective interest. Also common are other intrusions of diorite-gabbro as sills and small apophyses that generally have clean contacts with the enclosing limestones.

Deposit types

The Roberto claim exhibits polymetallic (Zn, Pb, Ag, Cu) mineralization in veins, along fault zones and as disseminations in skarn zones. Several showings on the property show evidence of small scale mining in the past, but no records of this production exist. No commercial deposit has been identified or measured on the property.

Exploration (Translated from M. Montoya, 2002)

With the aim to evaluate the exploration potential Teck Cominco Ltd did the following work at Roberto:

Surveys Teck Cominco 2001	*scale*	*Area HA*	*Comments*
Geological mapping	*1/5,000 1/10,000*	*1,000*	*1/5000 mapping was on grids and partly with GPS 1/10,000 mapping controlled with GPS*
Aeromagnetic surveys	*Regional*	*1,000*	*500 meter spaced lines*
Ground Magnetic Survey	*1/5,000*	*400 -23km of lines*	*200 and 400 meter spaced lines*
Electromagnetic survey	*1/5,000*	*200 5km of lines*	*200 meter spaced lines on grids controlled by GPS*
Soil and Rock sampling	*1/5,000*	*600*	*138 rock samples in trenches, structures and over outcrop along lines. 224 soil samples at 100 meter intervals along 200 meter spaced lines. Also along contour lines every 100 m. 6 stream sediment samples. All samples were analyzed by ICP + Au.*

The exploration work was done in the period from June to August 2001. The prospecting, geological mapping and geochemical sampling were done by Cominco staff. The geophysical work was done by VAL D'OR Geophysics and FUGRO. Analytical work was performed by SGS del Peru in Lima and Cominco's Laboratories in Vancouver, Canada.

Local Geology (See Figure 3)

At Roberto outcrops are of the Pucara group and represent the Chambará, Aramachay and Condorsinga Formations. The Chambará outcrops in the core of the anticline of Tinyacclla, especially in the valley of Tambopata and comprises approximately 150 meters of medium grey calcareous mudstones, partly bioclastic and cherty, medium to coarse bedded. The Aramachay is estimated to be 700 meter thick and outcrops principally on the western flank of the anticline and is characterized by a 180 meter sequence of sandstones and black limestone with bitumen, laminated and in part concretionary.. The Condorsinga Formation outcrops widely on both flanks of the anticline of Tinyacclla and consists of a 880 meter thick monotone sequence of calcareous mudstones and greywacke, colored medium to light grey, medium to thick bedded and partly massive and nodular. In the middle is a 70 to 80 meters thick section of dark grey to black, thin bedded nodular limestone interbedded with dark grey, thin bedded, calcareous and bituminous sandstone. Travertine deposits of Quaternary age in the central part of Roberto occur and overlie both Pucara and Tertiary intrusive rocks. Soils, moraines and recent alluvium cover part of the area of interest, especially along the river Tambopata.

The principal structures in the Roberto area are the anticline of Tinyacclla with a NW-SE axis. The anticline is thrust faulted along its axis with the effect that the Chambará limestones overlie Condorsinga. Other common faults are sets of NE-SW and E-W extension faults. These faults largely control the emplacement of dykes, apophyses and stocks of diorite and monzonite intrusions and also control the majority of the alteration zones and mineralization (Tres Ases, Rumi and Ponciano, etc.). Further south, in the area of Mina Marta, transverse faulting and fractures host the main productive deposits of Pb, Zn and Ag. These deposits also could possibly be mantos or similar bodies.


N
491000mE
Legend
Quatarian
Q-al Alluvium-Colluvium
Q-mo Morraine
Q-tr
Jurassic-Triassic
Ji-c Limestone
Condorsinga Formation
Ji-a Shale-Limestone
Aramachay Formation
Trch Limestone
Chambara Formation
Intrusions
FH DP Feldspar hornblende
diorite porphyry
FH P Feldspar hornblende
porphyry
FH BP Feldspar hornblende
biotite porphyry
Fault
Thrust fault
synclinal axis
anticlinal axis
Road
Ballad Ventures Ltd.
Roberto Property
Geology
Scale: 1:20000
July 2002
Digitized by: JDB

Aerial photographs show an important structural feature in a NE-SW direction along the course of the river Tambopata. This feature and others that are parallel are thought to control in part the emplacement of intrusions, alteration zones and associated mineralization, especially in the northern part of Roberto.

Alteration and Mineralization

(See Figure 4)
Three zones of alteration and mineralization have been recognized on the property. The most common alteration in all instances consists of zones of skarn, marble, hornfels, silicification and recrystallisation and is associated mainly with diorite and monzonite intrusions. The latter also show localized zones of endoskarn, propylitic alteration, and supergene clay. Some of these zones have evidence of base mineral mineralization as follows:

<u>Ponciano</u>

This is the main area of interest at Roberto. It is the northern extension of the Tinyacclla mineralized skarn and intrusive complex and it extends over a 1.3 by 1.0 km area. At Ponciano the northern part of the intrusive cuts mainly through Chambará and generated a thin aureole of skarn and marble that is weakly mineralized. The intrusions seen are stocks and dykes of diorite, in part porphyritic, with phenocrysts of plagioclase and hornblende, with moderate epidote alteration, weak albitization and exhibiting strong argillization and oxidation. The intrusions have in part zones of brecciated endoskarn with locally stockworks of quartz-pyrite and limonite veinlets. Other intrusions to the west and east of Ponciano are dyke-sills of holocrystaline hipidiomorphic diorite, contain plagioclase and augite, and exhibit moderate chloritization, sericitization, epidotization and weak albitization. Accessory minerals are magnetite, pyrite and rutile/leucoxene and traces of ilmenite, chalcopyrite and limonite. These intrusions had little hydrothermal fluid and only generated a slight recrystallization of the enclosing limestones. The halo of alteration around the central intrusive is narrow and consists of skarn with garnet and inclusions of quartz and episode. Accessory minerals are actinolite/tremolite, calcite and traces of andalusite and cordierite. This skarn grades over short distances to calcsilicate marble and sometimes hornfels and further out to recrystallized limestone with hydrothermal calcite veining.

The main occurrences of mineralization at Ponciano consist of base metals and are disseminated and in structures. Disseminated mineralization of sphalerite, galena and pyrite was identified mainly in the eastern part of the system associated with the skarn-marble zone and grades less than 1% Zn with traces of Pb. The best values found in this area are 5.2% Zn, 0.2% Pb/3m and 1.4% Zn/15 m.



491000mE
N
Legend
> 80 ppm Pb
> 300 ppm Pb
Soil sample Line
Road
Ballad Ventures Ltd.
Roberto Property
Lead in Soil
Scale: 1:20000
July 2002
Digitized by: JDB
Figure 4

Showings of the Ponciano Area

The mineralized structures at Ponciano are located at the border of the central intrusive. That includes:

The Ponciano Fault is a reverse fault with a N-S strike and sub-vertical that juxtaposes Chambará to the west with Condorsinga and altered intrusive to the east. It is a 5 to 15 meter wide zone of faulting exposed over 200 meters. It shows a central zone of tectonic breccia surrounded on both sides by a crackle breccia of marble and skarn. The mineralization is composed of abundant fine grained pyrite, partly massive and associated with galena, sphalerite, traces of chalcopyrite in a gangue of quartz and filling spaces in the breccia and also as veins. Limonite and oxides of zinc and copper were also seen. In the extreme north of the pit or along the fault occurs a barren dyke of subvolcanic, heterolithic breccia, of hydrothermal origin and associated with the underlying intrusive complex. Two channel samples across the structure gave 9.5% Zn, 7.9% Pb, 141 g/t Ag over 3 m and 5.2% Zn, 0.2% Pb over 3 m.

Other lesser mineralized structures were observed to the west and east of the Ponciano fault with the following characteristics:

Showing	*Coordinates*	*Direction, dimensions and grades*	*Mineralogy*	*Comments*
Ponciano 1	*492875E 8600075 N*	*N05W subvertical 1-3 by 10m 2.8% Zn 4.6% Pb, 140ppm Ag/2.5m*	*Sphalerite, galena, pyrite and zinc-oxide*	*crackle breccia in recrystallized limestone*
Ponciano 2	*492923 E 8600566N*	*N-S Vertical 1 by 5 m 2.3% Zn, 0.2% Pb 0.1% Cu 72 ppm Ag/ 1m*	*Fe Mn and Zn oxides*	*Irregular gossan in crackle breccia in recrystallized limestone*
Ponciano 3	*493131E 8600524N*	*N10W sub vertical 1-4 by 5 m 1.7% Zn, 0.8% Pb, 0.1% Cu/4m*	*Disseminated pyrite, marcassite with oxides of Fe, Zn, Cu*	*Small working Zone of fault Breccias in Aramachay*
Ponciano 4	*493445E 8600489N*	*N05E Sub vertical 0.5 by 5 m 7.3% Zn, 30.8 % Pb 0.2% Cu, 872 ppm Ag 5000 ppb Au /0.5m*	*Sphalerite, galena, pyrite Fault breccia*	*Small fault zone. Artisan working*
Ponciano 5	*493890E 8600560N*	*N15E Vertical 1by 5 m Estimated 10% Zn, 1% Pb, 1% Cu/1.5 m*	*Sphalerite, galena, chalcopyrite, quartz, Mn oxides*	*Small artisan working. The vein truncates against a diorite dyke*
Cuatro Ases	*493074E 8601638N*	*N30W sub vertical 1-2m by 50m 5.7%Zn 0.9% Pb 28 g/t Ag 165 ppb Au /2m*	*Sphalerite, galena traces of chalcopyrite, malachite, pyrite, marcassite, quartz and calcite*	*Tectonic Breccia. Part of a marble halo of 10 by 50 m in Condorsinga limestone. No horizontal continuity*
Rumi	*492800E 8600755N*	*N sub vertical 2 by 10 m estimated 5-10% Zn 1% Pb/1-2m*	*Sphalerite coarse grained, disseminated and massive with galena pyrite and marcassite*	*Fault breccia associated with a splay of the Tinyacclla fault in part in Chambará limestone. Has a stratabound character. Narrow zone of recrystallisation in the enclosing limestone. Part of the breccia is in diorite dyke*
Cumbre	*493490E 8600755*	*N 1.5 by 10 m estimated 2-3% Zn 1% Pb/1.5m*	*Sphalerite, galena quartz, pyrite and marcassite*	*There is a few small pits and excavations along the vein*
Royal	*492200E 8599900N*	*N30W 25SW 1by 3m 4.2%Zn 5.8% Pb 0.5% Cu 224 g/t Ag / 1m*	*Massive Sphalerite up to 10 cm wide with pyrite quartz, barite and stibnite*	*Thin mantos of weakly mineralized skarn up to 1 m wide in a 40 by 50 m area and within sandstone and hornfels of the Aramachay. Associated with sills of fine grained monzonites*
Marita	*393900E*	*N05E 1.5by 10m Estimated*	*Sphalerite, galena,*	*Small gallery with*

Showing	*Coordinates*	*Direction, dimensions and grades*	*Mineralogy*	*Comments*
	8600290N	*3% Zn 1% Pb /1-1.5 m*	*pyrite and Mn oxides*	*evidence of artisan exploitation*

Other small occurrences are to the northeast of Ponciano. These are veins up to 2 m wide with barite and locally zinc oxide and in part with breccia.

Raquel Zone

This zone is characterized by the presence of skarn-marble with weak indications of base metal mineralization with disseminated fine marmatite and pyrite and extending approximately over 200 by 250 m. Rock samples of the outcrops did not give significant values, but soil samples taken within a 1 by 0.5 km area have anomalous values up to 1168 ppm Zn., 815 ppm Pb and 679 ppm Cu. In the same area is the Aramachay vein with a strike direction of N70W, dipping 70NE and extending over 200 m with a width of 2 to 4 m. It contains tectonic breccia with sphalerite and galena mineralization in a gangue of pyrite, barite and quartz and with calcite in the matrix. Grades were 10% Zn, 7.4% Pb and 82 ppm Ag /2m.

Oscar Zone

This is a zone of skarn with green garnet-pyroxene-marble and measures approximately 1 by 0.5 km. The northern half of this zone is on land owned by Penoles. This zone is developed in the vicinity of a sill-stock within Aramachay and between Chambará and Condorsinga. The intrusion is porphyritic monzonites with plagioclase phenocrystals and with hornblende and biotite. The rocks exhibit propylitic alteration with chlorite epidote and pyrite (up to 10%). Locally there also is patchy silicification and supergene argillic alteration. In the southern part of Oscar, the monzonites stock consists of endoskarn with red and green garnet but without mineralization. In the Aramachay this intrusive generates a local aureole of calcsilicate hornfels, in Condorsinga a halo of proximal green garnet/pyroxene and in Chambará a halo of green epidote-pyroxene-garnet. Further out to the west are calcsilicate that grade into recrystallized limestone. The eastern part of the halo is covered. In the inner halo one sees occasional traces of marmatite and disseminated pyrite. Some areas also have patches with minor limonite. In the Penoles claim, rock samples of the marble-skarn gave values varying between 1226 and 4884 ppm Zn and up to 935 ppm Pb (these values are not in this report). In that area there also is a soil anomaly with values up to 5419 ppm Zn and 2794 ppm Pb. Further north, at the contact of the intrusive-limestone with the volcanic rocks a massive magnetite skarn is seen with veinlets of calcite, oxides and carbonates of zinc, disseminated pyrite and locally barite and quartz.

Soil Sampling and Rock Sampling

(See figures 5 and 6)

A total of 224 soil samples and 138 rock samples were taken in transversal sections of specifically Ponciano, Oscar and Raquel and of mineralized structures as well as from areas with weakly disseminated sulphides. All samples were analysed with ICP. The threshold values in soil samples are estimated at 300 ppm for Zn, 100 ppm for Pb, 100 ppm for Cu. Based on this,

anomalies were identified of Zn, Pb and Cu in the Ponciano, Raquel and Oscar areas. These anomalies are directly associated with weak base metal mineralization in the sub crop.

At Ponciano 46 soil samples were anomalous of a total 114 samples with Zn values from 300 to 5370 ppm, Pb values from 100 to 2350 ppm and Cu values from 100 to 1596 ppm and occurring over an area of 1.3 by 1 km. These anomalies are associated with the weakly mineralized marble-recrystallized limestone halo and with a few polymetallic veins known in the area. The rock samples, taken mostly from mineralized structures, gave values up to 94,800 ppm Zn, 7,900 ppm Pb and 2,086 ppm Cu.

In the Raquel area 22 of the 55 soil samples taken had values from 300 to 1,168 ppm Zn, 22 had values from 100 to 815 ppm Pb and 5 samples had values from 100 to 679 ppm Cu. The samples covered an area of 1 by 0.5 km. Such values can also be linked to weak mineralization in the zones of skarn-marble present. It is possible that there are also some veins present in covered areas. The 23 rock samples collected do not have significant values. 4 samples of travertine close to Raquel had weak values of Zn, Pb and Cu. Prospecting with zinc zap over these areas showed a few spots with a weak positive reaction, an indication of presence of zinc in the travertine deposits.

At Oscar anomalous geochemical covers 1 by 0.5 km. 50% of this is to the north of Roberto on the adjacent land owned by Penoles. In the Penoles land a homogeneous and coherent anomaly exists with values up to 5,419 ppm Zn, 2,418 ppm Pb and 2,794 ppm Cu and associated with a skarn-marble zone, weakly mineralized with disseminated marmatite and pyrite. Rock samples gave values of 4,854 ppm Zn/22m, 935 ppm Pb/12m, 1,074 ppm Cu and 23 ppm Ag/3m. Of a total of 39 samples taken over the southern part of the anomaly, within Roberto, 15 have values from 300 to 1,974 ppm Zn, 7 from 100 to 309 ppm Pb and 3 from 100 to 124 ppm Cu. As before the anomalies can be souced to disseminated mineralization in zones of skarn-marble and of hornfels within the Chambarà, Aramachay and Condorsinga Formations.

The soil and rock samples show similar geochemistry over the whole area , with positive coefficients of correlation between Zn, Pb, Cu, Ag, As, Fe, Sb and Mn, and indication of skarn-CRD systems. There is a moderate correlation with Ni and Au and low correlation with Bi, Co and Mo.



N
8601000mN
491000mE
Legend
> 300 ppm Zn
> 500 ppm Zn
Soil sample Line
Road
Ballad Ventures Ltd.
Roberto Property
Zinc in Soil
Scale: 1:20000
July 2002
Digitized by: JDB
Figure 5



N
Oscar North
Oscar South
8601000mN
491000mE
Raquel Area
Aramachay
Cuatro Ase
Rumi
Ponciano 1
Ponciano 2
Ponciano
Ponciano 4
Ponciano 5
Cumbre
Marita
Legend
Sample location
Road
Ballad Ventures Ltd.
Roberto Property
Showings
Scale: 1:20000
July 2002
Digitized by: JDB
Figure 6

Geophysical surveys (See figures 7 and 8)

The results of the ground magnetic survey are presented on Fig 5 and plates 10, 11 and 20. A magnetic high of 40 nT, seen over the western half of Ponciano, corresponds with the exposures at surface, and probably also at depth, of apophyses, dykes and sills of diorite with traces of titanium minerals and magnetite. Superimposed on this anomaly are small anomalies with values up to 110 nT that are thought to be caused by local, close to surface, concentrations of magnetic minerals within the intrusions. The central intrusion at Ponciano corresponds with a magnetic low probably caused by magnetite destruction through alteration. The contact zone of this intrusion (magnetic low) with the high magnetic area to the west is the area of most prospective interest at Ponciano.

The Electromagnetic survey (TDEM 5 km) found weak conductors in the western and northern part of Ponciano that coincide approximately with the prospective area mentioned with the magnetic survey. These conductors are mostly located at the limestone-intrusion contact and could be caused by massive sulphides at depth. The most important of those conductors (1 and 2) because of their continuity, length (>400m and 300m) and resolution are found along the western and northern boundary of the intrusive complex and are possible drilling targets.
The aeromagnetic survey done over Roberto shows a magnetic low flanked by magnetic highs to the northeast and southwest, the latter are thought to correspond to large magnetite bearing intrusions. Also evident are WNW and WSE trending mayor structural controls. Because Roberto is centrally located between all these elements, its potential is enhanced

Drilling

No drilling has been done on the property.

Mineral Resources and Mineral Reserves

No mineral resources or reserves of any kind have been identified on the property.

Interpretation (Translated from M. Montoya, 2002)

There are three zones with potential for base metals at Roberto: Ponciano, Raquel and Oscar (50% Teck Cominco). All three zones exhibit favourable geology, geochemistry and are found at the border of aeromagnetic and ground magnetic (Ponciano) highs. Because of the alteration, showings and the association of mineralization with separate stocks, it appears that these three zones are independent targets. However it is possible that, deeper down, these zones could be continuous and constitute one single target. This possible potential at depth would consist of high grade skarn and replacement bodies of


N
6601000mN
491000mE
Mag High
Mag Low
Legend
Survey flight path
Road
Ballad Ventures Ltd.
Roberto Property
Magnetic Survey
Scale: 1:20000
July 2002
Digitized by: JDB
Figure 7



8601000mN
491000mE
N
Legend
TDEM lines
Conductors
Road
Ballad Ventures Ltd.
Roberto Property
TDEM Surveys
Scale: 1:20000
July 2002
Digitized by: JDB
Figure 8

Zn-Cu associated with the contact zone of the productive intrusions with Chambará carbonates. Ponciano has the highest priority, because of its' size and because it is the northern portion of the Tinyacclla mineralized system. Tinyacclla is a major skarn-CRD system with prolific mineralization and alteration. Raquel and Oscar are lesser targets, less prominent. Nevertheless

these two areas could either be independent systems or could be related to a deep or shallow central intrusive now covered by Travertine deposits or limestones. Based on the regional aeromagnetic signature, the Roberto area is a magnetic low coincident with weakly mineralized skarn zones and with polymetallic veins. This area is adjacent to strong sources of magnetism to the northeast and southeast that are caused by large intrusions. This characteristic establishes the Roberto area to be of prospective interest, especially the Ponciano area.

Conclusions (Translated from M. Montoya, 2002)

- *The Roberto area is part of the Pucacaja-Martha belt, prospective for Zn-Cu skarns*
- *At Roberto outcrops belong to the Pucara Group (Chambará, Aramachay and Condorsinga Formations). These rocks are folded along a NW-SE axis and form the Tinyacclla anticline. This anticline is cut by thrust faults along its axis and by NW-SE and E-W-trending transverse fault. The sediment sequences are intruded by stocks and sills of diorite and monzonites composition of Upper Tertiary age and exhibit skarn-marble and locally hornfelsing with weak base metal mineralization. The extension faults and fractures control much of the mineralization present in the area.*
- *Three prospective zones of skarn-CRD are present in the area: Ponciano, Oscar and Raquel. These zones show narrow proximal garnet pyroxene skarn in an envelope of calcsilicate marble and recrystallized limestone. The three zones have favourable geochemistry of Pb, Zn and Cu associated with weak mineralization of marmatite, galena, pyrite disseminated in the marble exoskarn and with small and narrow polymetallic veins.*
- *The Ponciano zone is the most important and the highest priority for drilling because of its' dimensions, geology, geophysics and favourable and coherent geochemistry. In this zone the prospective area of interest is the contact between limestone and the central intrusion because this contact has the best indications of alteration, mineralization and is, in part, the locus of electromagnetic conductors. The Raquel and Oscar zones are of secondary importance, so far without any defined targets and further exploration will have to depend on the results from drilling at Ponciano.*
- *The Ponciano area is the northern part of the mineralized system of Tinyacclla, that as a whole could generate a target worthwhile for Teck Cominco. By itself Ponciano is not of interest to the Company.*

Recommendations (Translated from M. Montoya, 2002)

- *The minimum recommended is to complete one drill hole (diamond or percussion) in the Ponciano area of Roberto with the objective to test geological and geophysical targets for high grade, economic mineralization at the limestone-intrusive contact.*

To define additional favourable targets or to write off the remainder of the property it is recommended:

- *To complete geological mapping at 1/2000, additional and soil sampling and trench sampling over the anomalies Raquel, Oscar and adjacent areas.*
- *To do ground magnetic surveys along 400 meter spaced lines over the rest of the property. The objective is to find magnetic sources in areas of favourable geology and geochemistry to be followed by TDEM surveys along 200 meter spaced lines.*

TRENDS

The Company's current activities are primarily focussed on Peru. The Issuer relies on the sale of its equity securities from time to time to provide funds for operations. Should there be a significant decline in the market for silver, the Issuer may not be able to sell additional equity securities when additional funds are required for operations.

As quoted from The Northern Miner Vol.88, No.16 June 10-16 2002.

> *Silver fabrication demand should recover strongly in 2002 as the world's economies pickup steam, according to World Silver Survey 2002, published by the Washington-D.C. based Silver Institute. The current rebound in global gross domestic product (GDP) is already leading to higher demand for a wide range of products containing silver. Over the rest of the year, the health of the electronics industry, in particular, will be an important factor.*
>
> *Global silver supply fell 6% in 2001. The drop was recorded despite a modest 1.5% increase in mine production. The increase in mine production resulted from growth as several base metals operations, particularly in Peru and Chile, where silver is produced as a byproduct. Of note, material from primary operations generated 25% of total mined silver last year. Mexico again mined the most, followed by Peru, Australia, the U.S. and Chile.*

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected financial data for the Issuer for its last three completed financial years. The following financial data should be read in conjunction with the annual audited financial statements. Information contained in the Quarterly Summary is unaudited..

Annual Information

TABLE OF SELECTED FINANCIAL INFORMATION FISCAL YEAR-END DECEMBER 31

	2001 $	**2000 $**	**1999 $**
Total Revenues	Nil	Nil	Nil
Net Loss	315,836	1,164,823	2,971,049
Loss per Share	0.05	0.06	0.18
Total Assets	42,918	137,060	440,620
Long-term Debt	909,748	Nil	Nil
Dividends	Nil	Nil	Nil

QUARTERLY SUMMARY OF SELECTED FINANCIAL INFORMATION

Fiscal Year 2002

	June 30/02 $	**Mar. 30/02 $**
Total Revenues	Nil	Nil
Net Loss	106,391	68,100
Loss per Share[1]	.01	.01
Total Assets	42,360	40,576
Long-term Debt	394,749	821,748
Dividends	Nil	Nil

Fiscal Year 2001

	Dec. 31/01 $	**Sept. 30/01 $**	**June 30/01 $**	**Mar. 30/01 $**
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	315,836	298,725	193,487	107,735
Loss per Share[1]	.05	.01	.01	.01
Total Assets	42,918	69,028	78,612	104,231
Long-term Debt	907,948	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fiscal Year 2000

	Dec. 31/00 $	**Sept. 30/00 $**	**June 30/00 $**	**Mar. 31/00 $**
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	1,164,823	350,461	138,299	121,836
Loss per Share[1]	.06	.01	.01	.01
Total Assets	137,060	823,872	1,105,607	899,793
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fiscal Year 1999

	Dec. 31/99 $	**Sept. 30/99 $**	**June 30/99 $**	**Mar. 31/99 $**
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	2,971,049	405,370	291,772	204,570
Loss per Share[1]	.18	.03	.02	.01
Total Assets	440,620	2,806,878	2,842,948`	3,016,786
Long-term Debt	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

[1] Loss per share figures are based upon the weighted average number of shares outstanding during the years after giving effect to the 1 for 3 share consolidation on April 15, 2001.

Dividend Policy

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the Issuer's operating results and financial position should be read in conjunction with the Issuer's financial statements and related notes thereto.

RESULTS OF OPERATIONS

The Issuer has conducted natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer does not have properties which are in production, and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the fiscal year ended December 31, 2000, the Issuer incurred a net loss of 1,164,823 ($ 0.06 per share), as compared to a loss of $ 2,971,049 ($ 0.18 per share) for the comparative period in 1999. The decrease in net loss is primarily due to reduced write-offs of exploration properties. At December 31, 2000, the Issuer's assets included resource properties recorded at $ 62,945, as compared to $ 408,236 for the comparative date in 1999.

For the fiscal year ended December 31, 2001, the Issuer incurred a net loss of $315,836 ($ 0.05 per share), as compared to a loss of $1,164,823 ($ 0.06 per share) for the comparative period in 2000.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of the Issuer. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels, P. Geo, is Vice-President of Exploration and Mr. Roland is the Chief Financial Officer.

STOCK OPTIONS

The Issuer last granted stock options to directors and employees in June of 2002. At that time 350,000 stock options were granted at an exercise price of $0.23. The options expire in June of 2004. As of the date of this Annual Information Circular, the Issuer has 1,082,066 shares optioned.

FINANCING

In December 1999, the Issuer agreed to a private placement of its securities to raise $350,000 consisting of 1,590,909 units of common shares and warrants. The private placement was approved by the Canadian Venture Exchange (now the TSX Venture Exchange) on March 22, 2000. The shares and warrants were issued in May, 2000.

In January 2000, the Issuer entered into an option agreement with DataPower USA Inc. for the right to acquire DataPower's rights to a 70% interest in private delivery development by Cybernet Express Company. Data Power has a common director with the Issuer. Management of the Issuer

decided not to proceed with the project and wrote off $229,072 of advances receivable during the year ended December 31, 2000.

In August 2000, the Issuer announced that it had agreed to a private placement of its securities to raise $400,000 consisting of 3,478,260 units of common shares and warrants. However, in August 2000, the Issuer announced that it would not proceeding with the private placement.
In February, 2001, the Issuer announced that it had agreed to a private of placement of its securities to raise $500,000 consisting of 3,125,000 post consolidation shares and warrants. The Issuer did not proceed with the private placement.

In March 2001, the Issuer entered into a memorandum of understanding with Cominco Peru (Cominco) whereby Cominco may earn up to a 65% interest in the TVX Concession, Peru by making cash payments totalling US$240,000.

(Note: As disclosed in Item 1 hereof, on November 16, 2001, the Issuer consolidated its share capital on the basis of 1 new share for every 3 old shares.)

In November, 2001, the Issuer agreed to a private placement of its securities to raise $100,000 consisting of 2,000,000 shares and warrants. The private placement was approved by the Canadian Venture Exchange (now the TSX Venture Exchange) on February 15, 2002. The shares and warrants were issued in February, 2002.

In February, 2002, the Issuer agreed to a private placement of its securities to raise $200,000 consisting of 2,000,000 shares and warrants. The private placement was approved by the Canadian Venture Exchange (now the TSX Venture Exchange) on May 17, 2002 . The shares and warrants were issued in May, 2000.

In May, 2002, the Issuer agreed to a private placement of its securities to raise $400,000 consisting of 2,000,000 shares and warrants. The private placement was approved the TSX Venture Exchange on July 12, 2002. The shares and warrants have not yet been issued.

LONG-TERM DEBT

In October 1999, the Issuer agreed to settle $29,776.87 in debt with various creditors through the issuance of 99,255 common shares in its capital at a deemed price of $0.30 per share. The settlement was approved by the Canadian Venture Exchange (now the TSX Ventue Exchange) on April 13, 2000. The shares were issued in April, 2000.

In February 2000, the Issuer agreed to settle $161,882.98 in debts through the issuance of 394,835 shares at a deemed price of $ 0.41 per share subject to a hold period of one year from the date that the debts became due. The shares were issued on April, 2000 and all the shares are now free trading.

During the year ended December 31, 2000, the Issuer issued 394,835 common shares at $0.41 per share and 99,255 common shares at $0.30 per share with respect to debt settlements with totalled $191,659.

During the year ended December 31, 2001, the Issuer entered into debt deferral agreements with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding in the amount of $784,748 to March 19, 2003. The creditors have also agreed to continue supplying goods and services at normal costs until September 30, 2002 with such amounts to be added to the debts deferred for payment until March 19, 2003. The debts are interest free until March 19, 2003.

On January 14, 2002, the Issuer entered into a debt settlement arrangement with a creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settled amount of $125,000 until January 15, 2004. The Issuer recorded a gain on settlement of accounts payable of $169,050 in respect to this debt settlement during the year ended December 31, 2001.

INVESTOR RELATIONS

Michael Baybak and Company, Inc. ("Mr. Baybak") and Mr. George Dugan, both of Los Angeles, California, agreed to provide investor relations activities to the Issuer in August 1998. Mr. Baybak agreed to provide corporate public relations services to the Issuer for monthly remuneration of $ 2,500 US while Mr. Duggan agreed to provide financial and media consulting services to the Issuer for $ 1,000 US per month. These arrangements were terminated in February 2002.

In July 2001, the Issuer entered into an agreement with Inova Financial Corporation to provide investor relations services at a monthly remuneration of $2,500.

RELATED PARTY TRANSACTIONS

For the fiscal year-ended December 31, 2001, the Issuer incurred $126,619 in related party transactions, as compared to $186,335 for the comparative period in 2000, and $161,143 for the comparative period in 1999.

LIQUIDITY AND CONTINUING OPERATIONS

The Issuer is a mining exploration and development company with all of its resource properties in the exploration stage.

Currently, the Issuer does not have sufficient financial resources to undertake all of its planned exploration and development programs by itself. Future development of the Issuer's mineral property interests will depend on its ability to obtain additional financing through the sale of its securities or to enter into acceptable agreements with third parties for joint venture development of properties. There is no assurance that such financing and joint venture development opportunities will be available when required by or under terms favourable to the Issuer. The Issuer may abandon property interests in order to focus its efforts and limited resources on superior exploration and development targets. Financing for the Issuer has been accomplished in the form of private placements of commons shares and common share purchase warrants, the exercise of incentive stock options, the exercise of common share purchase warrants, and issuance of common shares in exchange for satisfaction of liabilities. The timing of such placements was dependent on the requirements of the Issuer and the economic climate. Some particulars of past and current financings include the following.

No History of Profits or Dividends

Neither of the properties in which the Issuer has an interest has commenced commercial production and the Issuer has no history of profits. The Issuer has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Mineral Exploration and Development Risks

Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Both of the mineral exploration and development activities of the Issuer are presently conducted in Peru. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business. Changes in these regulations or shifts in political attitudes are beyond the control of the Issuer and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety. The developing country status or political climate of Peru may make it more difficult for the Issuer to obtain any required project financing from senior lending institutions because such lending institutions may not be willing to finance projects in Peru due to the possible investment risk. To date, the Issuer has not applied to any such senior lending institutions for financing.

The Issuer may also become subject to liability for pollution, cave-ins and other accidents, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against which it cannot insure, or may elect not to insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position.

Additional Funding Requirements

Future mineral property acquisitions or exploration programs require additional financing. If the Issuer's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. There is no assurance that the Issuer will be successful in raising additional funds or that additional funds can be obtained on terms acceptable to the Issuer. The only sources of future funds presently available to the Issuer are the exercise of outstanding share purchase warrants and stock options, the sale of equity capital of the Issuer, and the sale by the Issuer of an interest in any of its properties in whole or in part. While the Issuer may generate additional working capital through the development or sale of its properties in whole or in part, there is no assurance that any such funds will be available for operations.

Dependence on Management

The success of the Issuer and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its Board of Directors. The Issuer does not have any employment contracts in place with its key employees or its directors and the loss of their services may have a material adverse effect on the Issuer.

Title Disputes

The Issuer has taken and will continue to take all reasonable steps, in accordance with the laws and regulations of the countries in which its properties are located, to ensure proper title of the properties it has acquired or may acquire in the future, either at the time of acquisition or prior to any major expenditures thereon. This should not, however, be construed as a guarantee of title. There are no assurances that the Issuer will obtain title. The properties may be subject to prior unregistered agreements, transfers, native land claims or other claims or interests and title may be affected by undetected defects. The Issuer will attempt to clear title and obtain legal opinions commensurate to the intended level of expenditures required on areas that show promise. There can be no assurance, however, that the Issuer will be successful in doing so.

Price Volatility of Public Stock

Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the Issuer's common shares will be subject to market trends generally, notwithstanding any potential success of the Issuer.

Competition

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Issuer, the Issuer may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Environmental and other Regulatory Requirements

The current or future operations of the Issuer, including development activities and commencement of production on its properties, require permits from various foreign government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Issuer believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which the Issuer may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Currency Fluctuations

The Issuer's operations in Peru are based on local and United States currencies and the Issuer is therefore subject to currency fluctuations which may materially affect the Issuer's financial position and results. The Issuer does not currently take any steps to guard against currency fluctuations.

Conflict of Interest

Certain of the directors of the Issuer are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Issuer, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

ITEM 6: MARKET FOR SECURITIES

The Issuer's common shares are listed and posted for trading on the TSX Venture Exchange under symbol BAL.

ITEM 7: DIRECTORS AND OFFICERS

The names and municipalities of residence of each of the directors and officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Present Position Held	Security Holdings	Director or Officer Since	Principal Occupation
Anthony J. Beruschi[1] Vancouver, B.C. President, C.E.O. and Director	302,292 common shares	June 30, 1994	Lawyer and Sole Proprietor, Beruschi & Company, Barristers and Solicitors; President, C.E.O. and Director of Issuer
Raymond Roland[1] Vancouver, B.C. C.F.O., Secretary and Director	1,060,350 common shares	March 31, 1997	Financial Consultant; Previously Senior Manager, Western Canada for a Canadian chartered bank
Brian Harris[1] Vancouver, B.C. Vice-President, Technology and Director	Nil	March 2, 2000 as an officer and June 6, 2000 as a director	Principal and director of DataPower USA Inc., Founder of various businesses including EFTech Ltd., Best Available Seating Services (BASS) now known as Ticketmaster.
Andre M. Pauwels Richmond, B.C. Vice-President, Exploration	Nil	March 2002	Professional Geologist, self employed consultant

[1] Denotes members of the Audit Committee.

The Issuer does not currently have an Executive Committee.

All directors of the Issuer serve in their capacity until the next Annual General Meeting of the Issuer or until their successors are elected or appointed. Officers of the Issuer serve at the discretion of the Board of Directors and as a practice are appointed each year by the Board of Directors at a meeting held following the Annual General Meeting.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Issuer's information circular for its most recent annual meeting of members that involves the election of directors, and additional financial information is provided in the Issuer's comparative financial statements for its most recently completed financial year.

The Issuer will provide to any person, on request to the Issuer:

(a) When the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular in respect of the most recent annual meeting of members that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents incorporated by reference into the short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) At any time, one copy of any other documents referred to in (a) (i), (ii), and (iii) above, provided the Issuer may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.

CERTIFICATE OF THE ISSUER

We hereby certify that the foregoing information, when read in conjunction with the material incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the Issuer up to and including the date hereof.

"Anthony J. Beruschi"

Anthony J. Beruschi
President, Chief Executive Officer
and Director

"Raymond Roland"

Raymond Roland
Secretary, Chief Financial Officer
and Director